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FRESH CHOICE, INC.                                                  EXHIBIT 11.1
COMPUTATION OF NET INCOME (LOSS) PER COMMON SHARE
(In thousands, except per share data)
(Unaudited)

                                       Twelve Weeks Ended          Twenty-four Weeks Ended
                                     ---------------------        -------------------------
                                     June 16,     June 11,         June 16,        June 11,
                                         1996         1995             1996            1995
                                     --------     --------        ---------        --------
Net income (loss)                      $   95      $(1,562)          $ (771)       $ (2,846)
                                       ======      =======           ======        ========

Weighted average
common shares outstanding               5,646        5,488            5,605           5,486

Common share equivalents related
to stock options and warrants (1)          40           --               --              --
                                       ------      -------           ------        --------

Shares used in computation              5,686        5,488            5,605           5,486
                                       ======      =======           ======        ========

Net income (loss) per common and
common equivalent share                $ 0.02      $ (0.28)          $(0.14)       $  (0.52)
                                       ======      =======           ======        ========


(1) Common share equivalents relating to stock options and warrants have been excluded from the computations for the twelve weeks ended June 11, 1995 and the twenty-four weeks ended June 16, 1996 and June 11, 1995 as they would be anti-dilutive.